Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, September 18, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended, and CVM Instruction No. 480, of December 7, 2009, as amended, and in addition to the Material Fact the Company disclosed on September 03, 2020, informs its shareholders and the market in general that BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) commenced an offer of up to 150,217,425 shares of the common stock of Suzano held by BNDESPAR (“Securities”) (“Global Offering”), and, on the date hereof, applied to register such secondary public offering with the Brazilian Securities Commission (Comissão de Valores Mobiliários).

The Global Offering consists of a public offering of the Securities concurrently (i) in Brazil, in unorganized over-the-counter-market, pursuant to CVM Instruction No. 400, of December 29, 2003, as amended, and other applicable rules and regulations, including placement efforts of the Securities outside Brazil (“Brazilian Offering”); and (ii) abroad, including in the form of American Depositary Shares, in a registered offering with the U.S. Securities and Exchange Commission (“SEC”) under the U.S. Securities Act of 1933, as amended (“International Offering”).

The Global Offering is expected to price on our about October 1st, 2020.

J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc. and XP Investments US, LLC are acting as global coordinators and joint bookrunners for the International Offering. Banco J.P. Morgan S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as underwriters in the Brazilian Offering.

The preliminary Brazilian prospectus and the notice to the market (aviso ao mercado) of the Brazilian Offering contain additional information on the terms and conditions of the Global Offering in Brazil, which were disclosed on the date hereof, and are also available on Suzano’s website (http://ri.suzano.com.br/).

Suzano has filed an effective registration statement, including a prospectus and preliminary prospectus supplement with the SEC. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents Suzano has filed with the SEC for more complete information about Suzano, the Selling Shareholder and the offering of the shares of common stock, including in the form of American Depositary Shares. You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 Telephone: 866-803-9204 Email: prospectus-eq_fi@jpmorganchase.com; BofA Securities at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Banco Bradesco BBI S.A. at Avenida Presidente Juscelino Kubitschek 1.309, 10º andar, CEP 04543-011, São Paulo, SP, Brazil; Itau BBA USA Securities, Inc. at 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; and XP Investments US, LLC at 55 W 46th Street, 30th Floor, New York, NY 10036.

This communication is for informative purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication and any other documents or materials relating to the Global Offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Global Offering is only available to, and the Global Offering will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Global Offering or any of its contents.

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

The Company will maintain its shareholders and the market in general duly informed on further developments concerning the matter of this Material Fact in accordance with the applicable legislation.

São Paulo, September 18, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer